Contact

www.linkedin.com/in/vincent-biscaye-96085b (LinkedIn)
player.fm/series/selfmade-stories/vincent-biscaye-step-two-advisors (Blog)

Top Skills

Derivatives
Trading
Fixed Income

Languages

English
Portuguese
Spanish
French

Vincent Biscaye

CPG Entrepreneur - Investor - Advisor - Board Member - CFO
Founder at Step Two Advisors and BeyondSKU Accelerator
Brooklyn, New York, United States

Summary

High-performing team leader and entrepreneur at heart, with background of 10+ years in financial services (Commodity Derivatives Trading) and 10 years in Food & Beverage startups. After a successful career in commodity trading, moved to a local juice operation and helped grow the business for 2 years before starting a consulting firm to support early stage CPG startups. Step Two Advisors is now a leading Fractional CFO company in the F&B space.
Vincent is also the cofounder and Director of Finance at BeyondSKU, the first conscious accelerator program in NYC which launched in 2019.

Specialties:
*Masters in General Engineering specialized in Management of Information Systems at Mines de Nancy(skills in CS architecture, networks, programing, analytics...)
**Masters in International Finance at HEC Paris(skills in financial maths, derivatives, corporate finance and accounting)
***Insead Training in their Finance for Executives program

———

Experience

Step Two Advisors
Chief Executive Officer
February 2016 - Present (8 years 7 months)
Greater New York City Area

Step Two Advisors is a Financial Services firm specialized in CPG early stage startups. Understanding that most companies are in need of the same things but cannot necessarily afford full time C level hires, I started a business to support emerging brands fractionally (mostly in the Food, Beverage and Alcohol sectors), providing the best expertise while saving them dollars.

We offer everything from full cycle accounting to CFO support with a very hands on approach.

Our team understands our clients' day to day (some of us have been CPG entrepreneurs before) and we enjoy adding value outside of our Finance scope.

Some of the things we can help you with:
- Building a good financial model (or improving existing)
- Cost/margin analysis & optimization
- Investor deck review, analysis and sometimes preparation
- Understanding future cash flow needs
- Fundraising strategy and valuations
- Accounting on QBO (AR, AP, Bank recs, Chart of Accounts for CPG, inventory/cogs in accrual
basis and more)

BeyondSKU
Co-Founder
May 2019 - Present (5 years 4 months)
Greater New York City Area

New York's Conscious Consumer Products Accelerator

We accelerate innovation & entrepreneurs within the consumer products industry.

We accomplish this through our best in class accelerator program driven by a community of serial entrepreneurs & industry experts.

During our 12 week program, SKU provides each company with best-in-class core curriculum and a deeply customized, mentor led, experience.

Nounós Creamery
Board Member
April 2019 - Present (5 years 5 months)
Greater New York City Area

Handcrafted batches and gravity strained greek yogurt, this is Nounos Creamery. Packaged in glass jars, this company is currently in over 1,500 stores and delivers the most authentic product done the traditional way.

Sold in WFM, Wegman, FreshMarket, FreshDirect, Central Market, Earthfare, Jewel and more outlets across the country.

BeyondBrands
6 years 5 months

Partner
January 2023 - Present (1 year 8 months)
New York, United States

Partner and CFO
January 2019 - December 2022 (4 years)
Greater New York City Area

We are a collective—of minds, talents, experiences and dreams. Passionately channeled to deliver results for our partners and clients that are beyond all expectations. We've spent years getting here. From the most respected natural products companies, to the most recognized consumer brands in the world; we exist to do one thing. Help new entrepreneurs and established companies provide better, healthier, more organic and sustainable products to our homes and into our daily lives.
We dream of a brighter tomorrow, one brand at a time...

How We Work?

We've brought the best international consultants and experienced game-changers together in one shared service model, where our clients get to work closely with their Visionary Dream Team, whom focuses on the success of each unique project. Our 16 Co-Founding partners oversee all areas of our business practice and the broader "Collective" of over 60 specialists can be contracted through our agency individually, or in teams, to act as outsourced management, from retail on up to boardroom.

Finance & Business Planning
April 2018 - December 2018 (9 months)
Greater New York City Area

We are a collective—of minds, talents, experiences and dreams. Passionately channeled to deliver results for our partners and clients that are beyond all expectations. We've spent years getting here. From the most respected natural products companies, to the most recognized consumer brands in the world; we exist to do one thing. Help new entrepreneurs and established companies provide better, healthier, more organic and sustainable products to our homes and into our daily lives.
We dream of a brighter tomorrow, one brand at a time...

How We Work?

We've brought the best international consultants and experienced game-changers together in one shared service model, where our clients get to work closely with their Visionary Dream Team, whom focuses on the success of each unique project. Our 16 Co-Founding partners oversee all areas of our business practice and the broader "Collective" of over 60 specialists can be contracted through our agency individually, or in teams, to act as outsourced management, from retail on up to boardroom.

Love Grace
10 years 8 months

Partner
January 2014 - Present (10 years 8 months)
Greater New York City Area

Partner and Advisor at Love Grace Inc.
Love Grace is a certified organic cold-pressed juice and smoothie company, offering cutting edge products since 2011. We ship directly to your door, are distributed as well in selected retailers and copack highest quality beverages for hospitality groups, startups and more.

Co Owner and CFO
January 2014 - January 2016 (2 years 1 month)

Joined a 2-year-old healthy beverage company in need of robust foundations (restructured its financial operations, accounting and created processes for production, distribution and HR). Focused on accurate pricing, margin/cost optimization while setting up four distinct revenue channels.
Within 2 years, grew the company from $600k (2013) to $1.4M in 2015 through organic growth
- Joined a self-financed start-up as CFO to restructure its financial operations, accounting and processes
- Improved profitability margins by 25% (analyzing weekly COGS) and anticipated produce price fluctuations
- In charge of weekly production numbers. Generated a historical volume database to predict demand patterns as well as follow the impact of specific campaigns. Reduced inventory spoilage rate by 70% from 7.5% to under 2%
- Fostered internal change, creating a culture of professionalism, accountability and innovation
- Took on business development functions and build up a partnership with retailers such as Whole Foods Market, Union Market, Gourmet Garage and helped establish the Private Label arm of the company (over $600k in 6 quarters)

- LoveGrace is today one of New York's top organic cold-pressed juice brands

Demonstrated strong results in:
• Business Development & Strategic Planning
• E-commerce/Social Media
• Operations & Distribution
• Sales and Marketing
• Financial Reporting & Cash Management
• Budgeting & Forecasting

mood33 Cannabis Infused Sparkling Tonics
Board Of Advisors
August 2018 - December 2019 (1 year 5 months)
Greater Los Angeles Area

mood33 was created for people seeking smoke-free cannabis experiences to enhance their diverse lifestyles and consumption preferences. Inspired by ancient herbal remedy, Ayurveda principles and traditional Chinese herbal medicine, mood33 cannabis infused sparkling tonics were developed by organic beverage pioneers and life-long cannabis advocates to celebrate the plant's mood enhancing health benefits and wellness-inducing qualities.

mood33 offers refuge for the stressed, sore, and under-rested people of today through a combination of synergistic herbs, terpene blends and mind-and-body nourishing cannabis extracts. We infuse triple-lab tested cannabis oil into each mood33 beverage for those seeking to enhance their diverse lifestyles with a smoke-free, drinkable cannabis experience. We remove the risk of overconsumption as seen with other edible cannabis products with reliable, consistent dosing and by leveraging improved cannabinoid absorption techniques, typically resulting in quicker onset within 15 minutes after consumption.

TERRA Food & Ag Accelerator
Mentor
July 2018 - September 2019 (1 year 3 months)
Greater New York City Area

TERRA is a first-of-its-kind program bringing together the industry's most disruptive startups and progressive corporations to fuel cross-industry innovation and set a new standard for food and agriculture. Unlike other accelerator programs, this program is designed to be an ongoing innovation platform that will result in a continuous stream of commercially viable solutions.

Combining RocketSpace's global tech ecosystem and startup network with Rabobank's food and agribusiness leadership and expertise, TERRA's unique model will provide startups with the opportunity to work hand-in-hand with our corporate partners in a dedicated pilot centered program.

Pilotworks
Business Mentor
February 2018 - October 2018 (9 months)
Greater New York City Area

Pilotworks operates high fidelity culinary incubators across the United States. They provide specialized products and services to entrepreneurs in the food community to help them bring new companies and ideas to market.
Through their holistic approach, selected companies benefit from flexible and affordable infrastructure, outsourced services, personalized mentorship, educational events and workshops as well as a vibrant community of culinary professionals looking to innovate the industry.

Pilotworks is empowering the next generation of food entrepreneurs.

Blue Marble Ice Cream
VP of Business Development & Sales
June 2016 - October 2017 (1 year 5 months)
Brooklyn, NY

Blue Marble Organic Ice Cream is a Brooklyn based company manufacturing an artisanal/handcrafted super premium product since 2008.
It is also USDA certified organic. This means the ice cream is free from GMO's, pesticides, and artificial flavors/colors.
Available in Whole Foods, Fairway Market and most retail chains in the North East, it is also found in Central Market TX, Kings/Balducci's in NJ, Heinens in OH and growing its distribution. You can also enjoy their ice cream on Jet Blue's Mint class, at the Bareburger and Burger Joint locations as well as at the Barclays Center and more!
This now 10-year-old company was in need of an acting COO to run the day to day. Available in 15 states, the ambition of the company is to become the organic alternative to Häagen Dazs and be available nationwide. The mandate was large and lasted a total of 15 months. It included the below tasks:
Sales and Marketing (Oversee top line growth of all wholesale projects, increase velocity in current wholesale accounts, oversee and attend important trade shows, grow/expand sales in the U.S. across Grocery, Natural, Club,

Foodservice and e-commerce, foster and maintain relationship with key distributors such as UNFI, Kehe, and more)
Finance (cost structure analysis, SKU cost, create 5Y financial model, investor deck, improve company financial structure)
Strategy (e-commerce, endorsements, social media marketing campaigns)
Business Development (growth opportunities, partnerships with distributors and other wholesalers, new product development, new user acquisition, roll out and launch of new products/innovation)
Retail (brick and mortar with two locations open 7 days a week)

Societe Generale Corporate and Investment Banking - SGCIB
Senior Vice President
September 2009 - January 2014 (4 years 5 months)

Running the Crude Oil Options business worldwide. 24 hours book.

- Providing liquidity (quoting markets) to Corporation (airlines, oil producers, refiners) as well as financial institutions (Hedge funds, mutual funds).
- Managing risks for the bank on a daily basis.
- Generated revenue also through directional plays based on Macro and Micro economic factors and Oil market fundamentals.
Market innovation:
- Built new trading tools, accessing more market information and optimizing costs.
- Gained a competitive hedge by investing in systems and always reinventing the wheel to push the business forward.

Societe Generale Corporate and Investment Banking - SGCIB
3 years 11 months

Energy Options' Trader - VP
October 2007 - August 2009 (1 year 11 months)

Co-Book runner on the Energy options' desk.
Tasks are mainly market making for our customers, risk management, prop. Particularly focused on crudes (wti, brent, dated, dubai).
Crude options focused trader co-managing the banks' volatility exposure on the oil forward
curve. Market making on various types of Crude Oil such as WTI and North Sea Brent.
Publishing volatility levels for the bank in real time.

Interest Rates Structurer
April 2007 - October 2007 (7 months)

I worked 7 months as part of a rotation, in the Fixed Income Structured Product department. I was pricing IR based products and developping payoffs. Finding new solutions for the clients and working in close relationship with the exotic desk.

Energy Trader
August 2006 - April 2007 (9 months)

I worked as an options' trader on Energy. Covering crudes (oil, fuel...) mainly but also products. Pricing in currency was also part of my job.

Equity Derivatives' Trader
October 2005 - August 2006 (11 months)

I worked on the Italian Market, being based in Paris. I mainly covered the market making obligations of the bank (stocks and index) on the Italian Stock Exchange (IDEM). This Junior trader position gave me the opportunity to develop derivatives' trading skills (vanilla options).

COMMERZBANK
Private Bank Sales
August 2005 - October 2005 (3 months)

****COMMERZBANK SECURITIES, Paris, FRANCE***

Structured Products Sales - Scandinavia

Covering a new region: Building a client database and starting new relationships in Scandinavia

Dealing with investment products (Equity & Fixed Income) for the HNWI segment mainly

JP Morgan Chase & Co
Trading Support
March 2004 - September 2004 (7 months)

Member of the operate team of the FX and Commodities' trading floor

· Trading support (spreadsheets, pricing tools, internal software)

· Project-based work. Planning and building tools (straight through processing spreadsheet on MS EXCEL, reporting engine on MS ACCESS)

BNP PARIBAS PRIVATE BANK

Private Bank Trainee
June 2003 - September 2003 (4 months)

****BNP PARIBAS PRIVATE BANKING SWITZERLAND SA***

GENEVA, SWITZERLAND

Internship assistant in the "Workout and Recovery" department

· Dealing with the claims of private clients (potential problems in the portfolio management, fees dispute, etc.)

· Debt redemption - studying and analyzing suspect clients

Education

HEC Paris
MiF, International Finance · (2004 - 2005)

INSEAD
Finance for Executives · (October 2005 - November 2005)

Ecole Nationale Supérieure des Mines de Nancy
Masters, Management of Information Systems · (2001 - 2004)